Buffered Return Enhanced Notes ("BREN") With Downside Factor Based on the Performance of Brent Blend Crude Oil

Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-178081
April 30, 2013

PAYOFF DIAGRAM


The Underlying Commodity
The Securities
$1.199 Maximum Payment at Maturity
$1.000 Stated Principal Amount
Leveraged Zone
Buffer Zone
Payment at Maturity on the Securities
$1.500
$1.400
$1.300
$1.200
$1.100
$1.000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
-10%
10%
19.9%
Percentage Change in the Final Commodity Price

KEY TERMS

Issuer	Morgan Stanley
Maturity date	August 8, 2014
Underlying commodity	Brent blend crude oil
Payment at maturity	• If the final commodity price is greater than the initial commodity price: $1,000 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* • If the final commodity price is less than or equal to the initial commodity price but greater than or equal to 90% of the initial commodity price, meaning the price has declined by an amount less than or equal to the buffer amount of 10%: $1,000 • If the final commodity price is less than 90% of the initial commodity price, meaning the price has declined by an amount greater than the buffer amount of 10%: $1,000 + [$1,000 x (commodity percent change + 10%) x downside factor] *This amount will be less than the stated principal amount of $1,000 and could be zero*
Buffer amount	10%
Maximum payment at maturity	$1,199 per security (119.9% of the stated principal amount)
Leveraged upside payment	$1,000 x commodity percent change x leverage factor
Commodity percent change	(final commodity price – initial commodity price) / initial commodity price
Leverage factor	199%
Downside factor	1.1111
Commodity price	For any trading day, the official settlement price per barrel of Brent blend crude oil on ICE Futures Europe ("ICE") of the first nearby month futures contract, as stated in U.S. dollars, as made public by ICE on such day.
Initial commodity price	Commodity price on the pricing date
Final commodity price	Commodity price on the valuation date
Valuation date	August 5, 2014
CUSIP / ISIN	6174824K7 / US6174824K70

The securities are for investors who seek a Brent blend crude oil-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage and buffer features that in each case apply to a limited range of performance of the underlying commodity.

Senior unsecured obligations of Morgan Stanley maturing August 8, 2014. All payments on the securities are subject to the credit risk of Morgan Stanley.

The securities are expected to price on May 3, 2013 and are expected to settle on May 8, 2013.

Fees and Commissions:

J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1.15% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 98.85% of the stated principal amount per security and will forgo any sales commission with respect to such sales

HYPOTHETICAL PAYMENTS AT MATURITY Assuming an Initial Commodity Price of $100

Final Commodity Price	Commodity Percent Change	Payment on Securities (per $1,000)	Total Return on Securities
$200	100.00%	$1,199.00	19.90%
$180	80.00%	$1,199.00	19.90%
$160	60.00%	$1,199.00	19.90%
$140	40.00%	$1,199.00	19.90%
$130	30.00%	$1,199.00	19.90%
$120	20.00%	$1,199.00	19.90%
$110	10.00%	$1,199.00	19.90%
$105	5.00%	$1,099.50	9.95%
$100	**0.00%**	**$1,000.00**	**0.00%**
$95	-5.00%	$1,000.00	0.00%
$90	-10.00%	$1,000.00	0.00%
$80	-20.00%	$888.89	-11.11%
$60	-40.00%	$666.67	-33.33%
$40	-60.00%	$444.45	-55.55%
$20	-80.00%	$222.23	-77.77%
$0	-100.00%	$0	-100.00%

KEY RISKS / CONSIDERATIONS

- The securities do not pay interest or guarantee the return of any of your principal. As there is no minimum payment at maturity on the securities, you could lose your entire initial investment.
- The appreciation potential of the securities is limited by the maximum payment at maturity.
- Risks associated with an investment linked exclusively to the performance of Brent blend crude oil, a single commodity.
- The securities are subject to the credit risk of Morgan Stanley.
- The amount payable on the securities is not linked to the commodity price at any time other than the valuation date.
- Investing in the securities is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.
- Legal and regulatory changes could adversely affect the return on and value of the securities.
- The securities will not be listed on any securities exchange and secondary trading may be limited.
- Additional risk factors can be found in the accompanying preliminary terms and the following pages of this document.

The hypothetical returns set forth above are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities.

You should read this document together with the accompanying preliminary terms describing the offering, including the overview of the underlying commodity and its historical performance, before you decide to invest.

Morgan Stanley

1

Buffered Return Enhanced Notes ("BREN") With Downside Factor Based on the
Performance of Brent Blend Crude Oil

Risk Factors

The securities do not pay interest or guarantee the return of any of your principal. The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest and do not guarantee any return of principal at maturity. If the final commodity price has declined by an amount greater than the buffer amount of 10% from the initial commodity price, you will receive for each security that you hold a payment at maturity that is less than the stated principal amount of each security by an amount proportionate to the decline in the price of the underlying commodity below 90%
of the initial commodity price times the downside factor of 1.1111. As there is no minimum payment at maturity on the securities, you could lose your entire initial investment.

The appreciation potential of the securities is limited by the maximum payment at maturity. The appreciation potential of the securities is limited by the maximum payment at maturity of $1,199 per security, or 119.9% of the stated
principal amount. Although the leverage factor provides 199% exposure to any increase in the final commodity price over the initial commodity price, because the payment at maturity will be limited to 119.9% of the stated principal amount for the securities, any increase in the final commodity price over the initial commodity price by more than 110% of the initial commodity price will not increase the return on the securities.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. The payment at maturity is linked exclusively to the price of Brent blend crude oil and not to a diverse basket of commodities or a broad-based commodity index. The price of Brent blend crude oil may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of Brent blend crude oil may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.

The price of Brent blend crude oil may change unpredictably and affect the value of the securities in unforeseen ways. The price of Brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Brent crude oil ("Brent") is light sweet crude oil from the North Sea. Most refinement takes place in Northwest Europe. Brent prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.
Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries
("OPEC") and other crude oil producers. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the commencement or cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes).

An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities. The securities have returns based on the change in price of futures contracts on the underlying commodity, not the change in the spot price of actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price. Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity.
While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

Suspension or disruptions of market trading in commodity and related futures markets may adversely affect the value of the securities. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S.
futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the underlying commodity and, therefore, the value of the securities.

The market price of the securities will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS and Co. may be willing to purchase or sell the securities in the secondary market, including the price of the underlying commodity at any time and, in particular, near the valuation date, the volatility (frequency and magnitude of changes in price) of the underlying commodity, the price and volatility of the futures contracts on the underlying commodity, trends of supply and demand for the underlying commodity, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity, interest and yield rates in the market, time remaining until the securities mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the underlying commodity or commodities markets generally and which may affect the final commodity price of the underlying commodity and any actual or anticipated changes in our credit ratings or credit spreads. In addition, the underlying commodity market is subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, you may receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.

The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities. You are dependent on Morgan Stanley's ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley. The securities are not guaranteed by any other entity. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market's view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley's credit ratings or increase in the credit spreads charged by the market for taking
Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

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Buffered Return Enhanced Notes ("BREN") With Downside Factor Based on the
Performance of Brent Blend Crude Oil

Risk Factors

The amount payable on the securities is not linked to the commodity price at any time other than the valuation date. The final commodity price will be based on the commodity price on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the commodity appreciates prior to the valuation date but then drops by the valuation date to below 90% of the initial commodity price, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the commodity price prior to such drop. Although the actual commodity price on the stated maturity date or at other times during the term of the securities may be higher than the final commodity price, the payment at maturity will be based solely on the commodity price on the valuation date.

Investing in the securities is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity. By purchasing the securities, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity. Further, by purchasing the securities, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the underlying commodity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS and Co. is willing to purchase the securities at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the securities and the cost of hedging our obligations under the securities that are included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS and Co., as a result of dealer discounts, mark-ups or other transaction costs.

Legal and regulatory changes could adversely affect the return on and value of the securities. Futures contracts and options on futures contracts, including those related to the underlying commodity, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the "CFTC," and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities. For example, the
Dodd--Frank Wall Street Reform and Consumer Protection Act, which was enacted on
July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, on October 18, 2011, the CFTC adopted interim and final position limits that would have applied to a party's combined futures, options and swaps position in any one of 28 physical commodities and economically equivalent futures, options and swaps. These limits would have, among other things, expanded existing position limits applicable to options and futures contracts to apply to swaps and applied them across affiliated and controlled entities and accounts. However, the International Swaps and
Derivatives Association and the Securities Industry and Financial Markets
Association jointly filed a legal challenge to the position limit rules, which were due to take effect on October 12, 2012, in the U.S. District Court for the
District of Columbia. On September 28, 2012, the court vacated the position limit rules and remanded them to the CFTC. The CFTC announced on November 15,
2012 that it will appeal the court's decision. If position limit rules are ultimately upheld in an appeal or if substantially similar rules are adopted and implemented by the CFTC, such rules could interfere with our ability to enter into or maintain hedge positions in instruments subject to the limits, and consequently, we may need to decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in such underlying commodity or futures contracts on such underlying commodity or related contracts. Similarly, other market participants would be subject to the same regulatory issues and could decide, or be required to, sell their positions in such underlying commodity or futures contracts on such underlying commodity or related contracts. While the effects of these or other regulatory developments are difficult to predict, if this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of such underlying commodity or futures contracts on such underlying commodity and therefore, the value of the securities.

The securities will not be listed on any securities exchange and secondary trading may be limited. The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS and Co. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS and Co. is willing to transact. If, at any time, MS and Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities. As calculation agent, Morgan
Stanley Capital Group Inc. ("MSCG") will determine the initial commodity price and the final commodity price, and will calculate the amount of cash you will receive at maturity. Any of these determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the commodity price of the underlying commodity in the event of a market disruption event, may adversely affect the payout to you at maturity, if any.

Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities. One or more of our subsidiaries expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying commodity), including trading in the underlying commodity or forward contracts or futures contracts on the underlying commodity. Some of our subsidiaries also trade in financial instruments related to the underlying commodity or the prices of the commodities or contracts that underlie the underlying commodity on a regular basis as part of their general commodity trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial commodity price and, therefore, the price at which the underlying commodity must close on the valuation date so that investors do not suffer a loss on their initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the commodity price on the valuation date and, accordingly, the amount of cash an investor will receive at maturity, if any.

The U.S. federal income tax consequences. Please read the discussion of United
States federal tax consequences, and any related risk factors, in the preliminary terms describing the terms of the securities.

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Buffered Return Enhanced Notes ("BREN") With Downside Factor Based on the
Performance of Brent Blend Crude Oil

Important Information

The issuer has filed a registration statement (including a prospectus) with the
SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the
SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

The securities are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley and Co. LLC,
Morgan Stanley and Co. International PLC, Morgan Stanley MUFG Securities Co.,
Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited
(together with their affiliates, hereinafter "Morgan Stanley"), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research
Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author's and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or
others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan
Stanley with respect to an employee benefit plan or to any person acting as a
Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as "prime broker" and lender for a number of hedge funds. As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor's currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved.
Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

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